Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2023 RESULTS

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US$151.1 Million in Revenue Compared to US$153.7 Million in 4Q22
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12.4% Gross Margin Compared to 14.5% in 4Q22
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Net Earnings of NT$0.28 per Basic Common Share or US$0.18 per Basic ADS Compared to Net Earnings of NT$0.22 per Basic Common Share or US$0.14 per Basic ADS in 4Q22
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Strong Financial Position and Liquidity with NT$11,735.8 Million or US$385.0 Million Balance of Cash and Cash Equivalents
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Dividend of NT$2.3 Per Common Share Authorized by the ChipMOS's Board of Directors Pending Shareholder Approval at May 2023 AGM

Hsinchu, Taiwan – May 4, 2023 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the first quarter ended March 31, 2023. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.48 against US$1.00 as of March 31, 2023.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the first quarter of 2023 was NT$4,605.1 million or US$151.1 million, a decrease of 1.7% from NT$4,686.2 million or US$153.7 million in the fourth quarter of 2022 and a decrease of 31.5% from NT$6,725.2 million or US$220.6 million for the same period in 2022. The decline reflects the industry-wide impact of macroeconomic weakness, certain end market demand softness and ongoing customer inventory adjustments.

Net non-operating income in the first quarter of 2023 was NT$43.5 million or US$1.4 million, compared to net non-operating expenses of NT$130.0 million or US$4.3 million in the fourth quarter of 2022. The increase of net non-operating income compared to the fourth quarter of 2022 is mainly due to a decrease of the foreign exchange losses of NT$173 million or US$5.7 million. Net non-operating income in the first quarter of 2022 was NT$229.0 million or US$7.5 million. The difference is mainly due to an increase of the foreign exchange losses of NT$187 million or US$6.1 million from the foreign exchange gains of NT$143 million or US$4.7 million in the first quarter of 2022 to the foreign exchange losses of NT$44 million or US$1.4 million in the first quarter of 2023.

Net profit attributable to equity holders of the Company for the first quarter of 2023 was NT$202.4 million or US$6.6 million, and NT$0.28 or US$0.01 per basic common share, as compared to NT$154.9 million or US$5.1 million, and NT$0.22 or US$0.01 per basic common share in the fourth quarter of 2022. This compares to NT$1,224.7 million or US$40.2 million, and NT$1.68 or US$0.06 per basic common share in the first quarter of 2022. Net earnings for the first quarter of 2023 were US$0.18 per basic ADS, compared to US$0.14 per basic ADS for the fourth quarter of 2022 and US$1.11 per basic ADS in the first quarter of 2022.

Free cash flow for the first quarter of 2023 was NT$1,033.0 million or US$33.9 million, with a balance of cash and cash equivalents was NT$11,735.8 million or US$385.0 million.

First Quarter 2023 Investor Conference Call / Webcast Details

Date: Thursday, May 4, 2023

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-33961191

Password: 9200504 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.